Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco reports fourth quarter and 2010 financial results
•	best safety performance in our history

•	uranium production 10% higher than 2009

•	continued to ramp up production at Inkai and exceeded 2009 production

•	completed dewatering the underground at Cigar Lake

•	extended Rabbit Lake’s expected mine life by two years to 2017
Saskatoon, Saskatchewan, Canada, February 11, 2011 . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter ended December 31, 2010 and for the year.
“Cameco had an excellent year in 2010,” said CEO Jerry Grandey. “We increased production, lowered uranium unit costs, and substantially raised our dividend. We also achieved the best safety record in our history.
“The market ended the year very strongly, as China signed significant long-term uranium purchasing agreements and several countries indicated their intentions to build more nuclear reactors. Our company is well-positioned to prosper from the growing need for clean energy now and in the future. We remain committed to our strategy of doubling production to 40 million pounds by 2018.”

	Three months ended			Year ended
Highlights	December 31			December 31
($ millions except per share amounts)	2010	2009	change	2010	2009	change

Revenue	673	659	2%	2,124	2,315	(8%)

Gross profit	245	206	19%	744	750	(1%)

Net earnings	207	598	(65%)	515	1,099	(53%)

$ per common share (basic)	0.52	1.52	(66%)	1.31	2.83	(54%)

$ per common share (diluted)	0.52	1.52	(66%)	1.30	2.82	(54%)

Adjusted net earnings (non-GAAP, see page 8)	191	170	12%	496	528	(6%)

$ per common share (adjusted and diluted)	0.48	0.43	12%	1.25	1.35	(7%)

Cash provided by operations (after working capital changes)	120	188	(36%)	507	690	(27%)

Full year
Net earnings for the year were $515 million ($1.30 per share diluted) compared to $1,099 million ($2.82 per share diluted) in 2009. In addition to the items noted below, our net earnings were impacted by the one time gain on the sale of our interest in Centerra Gold Inc. (Centerra) at the end of 2009 and lower unrealized gains on financial instruments this year.
On an adjusted basis, our earnings for the year were $496 million ($1.25 per share adjusted and diluted) compared to $528 million ($1.35 per share adjusted and diluted) (non-GAAP, see page 8). The 6% decrease resulted from:
•	lower profits in our electricity business relating to lower realized selling prices

•	higher exploration expenses

•	higher income taxes

•	partially offset by improved profits from our uranium business relating to lower cost of sales
See 2010 financial results by segment for more detailed discussion.
Fourth quarter
Our net earnings this quarter were $207 million ($0.52 per share diluted), a decrease of $391 million compared to $598 million ($1.52 per share diluted) in 2009. We had a $374 million net gain in the fourth quarter of 2009 related to the sale of our interest in Centerra.
On an adjusted basis, our earnings this quarter were $191 million ($0.48 per share diluted) compared to $170 million ($0.43 per share diluted) (non-GAAP, see page 8) in the fourth quarter of 2009. The 12% increase in adjusted net earnings was from higher profits in our uranium segment relating to a higher average realized selling price and a lower unit cost of sales, partially offset by lower profits in the electricity business due to a lower realized price.
See 2010 financial results by segment for more detailed discussion.
The 2010 annual financial statements have been audited, however 2009 and 2010 fourth quarter financial information presented is unaudited. You can find a copy of our 2010 audited financial statements on our website at cameco.com. Our 2010 annual management’s discussion and analysis will be posted on our website on Monday, February 14, 2011.

Outlook for 2011
Over the next several years, we expect to invest significantly in expanding production at existing mines and advancing projects as we pursue our growth strategy. The projects are at various stages of development, from exploration and evaluation to construction.
We expect our existing cash balances and operating cash flows will meet our anticipated capital requirements without the need for significant additional funding. Cash balances will decline gradually as we use the funds in our business and pursue our growth plans.
Our outlook for 2011 reflects the growth expenditures necessary to help us achieve our strategy. We do not provide an outlook for the items in the table that are marked with a dash.
2011 Financial outlook1

	Consolidated	Uranium	Fuel services	Electricity

Production	—	21.9 million lbs	15 to 16 million kgU	—

Sales volume	—	31 to 33 million lbs	Increase 10% to 15%	—

Capacity factor	—	—	—	89%

Revenue compared to 2010	Increase 10% to 15%	Increase 15% to 20%[2]	Increase 5% to 10%	Decrease 10% to 15%

Unit cost of product sold (including DDR)	—	Increase 0% to 5%[3]	Increase 2% to 5%	Increase 10% to 15%

Direct administration costs compared to 2010[4]	Increase 15% to 20%	—	—	—

Exploration costs compared to 2010	—	Decrease 5% to 10%	—	—

Tax rate	Recovery of 0% to 5%	—	—	—

Capital expenditures	$575 million[5]	—	—	$80 million

[1]	Commencing January 1, 2011, we will be reporting our financial results in accordance with International Financial Reporting Standards (IFRS). The information in our 2011 financial outlook has been prepared in accordance with IFRS and our policy choices thereunder to date. Further information on our transition to IFRS is contained in our 2010 annual management’s discussion and analysis.

[2]	Based on a uranium spot price of $73.00 (US) per pound (the Ux spot price as of February 7, 2011), a long-term price indicator of $73.00 (US) per pound (the Ux long-term indicator on January 31, 2011) and an exchange rate of $1.00 (US) for $1.00 (Cdn).

[3]	This increase is based on the unit cost of sale for produced material. If we decide to make discretionary purchases in 2011 then we expect the overall unit cost of product sold to increase further.

[4]	Direct administration costs do not include stock-based compensation expenses.

[5]	Does not include our share of capital expenditures at Bruce Power Limited Partnership (BPLP).
Consolidated outlook
We expect consolidated revenue to be 10% to 15% higher in 2011 due to:
•	higher sales volumes in the uranium and fuel services businesses

•	increases in realized prices in the uranium and fuel services businesses

•	partially offset by lower realized prices for electricity
We expect administration costs (not including stock-based compensation) to be about 15% to 20% higher than they were in 2010 due to planned higher spending in support of our growth strategy.
We expect exploration expenses to be about 5% to 10% lower than they were in 2010 due to a reduction in evaluation activities at the Kintyre project as we near the completion of the pre-feasibility stage.

Uranium outlook
We expect to produce 21.9 million pounds of U3O8 in 2011.
Based on the contracts we have in place, we expect to sell between 31 million and 33 million pounds of U3O8 in 2011. We expect the unit cost of sales to be 0% to 5% higher than in 2010. This increase is based on the unit cost of sale for produced material. If we decide to make discretionary purchases in 2011 then we expect the overall unit cost of product sold to increase further.
Based on current spot prices, revenue should be about 15% to 20% higher than it was in 2010 as a result of increases in expected realized prices and sales volumes in 2011.
Our customers choose when in the year to receive deliveries of uranium and fuel services products, so our quarterly delivery patterns, and therefore our sales volumes and revenue, can vary significantly. We expect the trend in delivery patterns in 2011 to be somewhat different than in 2010, with deliveries heavily weighted to the second half of the year. We expect the fourth quarter to account for about one third of our 2011 sales volumes.
Price sensitivity analysis: uranium
The table below is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table.
It is designed to indicate how the portfolio of long-term contracts we had in place on December 31, 2010 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on December 31, 2010, and none of the assumptions we list below change.
Expected realized uranium price sensitivity under various spot price assumptions
(rounded to the nearest $1.00)

($US/lb U3O8)

Spot prices	$20	$40	$60	$80	$100	$120	$140

2011	38	41	47	52	57	63	68

2012	36	40	50	58	68	77	86

2013	43	45	54	63	73	82	90

2014	44	47	55	64	74	83	91

2015	40	45	55	65	75	85	94

The table illustrates the mix of long-term contracts in our December 31, 2010 portfolio, and is consistent with our contracting strategy. It has been updated to reflect deliveries made and contracts entered into up to December 31, 2010.
Our portfolio includes a mix of fixed-price and market-price contracts, which we target at a 40:60 ratio. We signed many of our current contracts in 2003 to 2005, when market prices were low ($11 to $31 (US)). Those that are fixed at lower prices or have low ceiling prices will yield prices that are lower than current market prices. These older contracts are beginning to expire, and we are starting to deliver into more favourably priced contracts.
Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:
Sales
•	sales volume on average of 32 million pounds per year

Deliveries
•	customers take the maximum quantity allowed under each contract (unless they have already provided a delivery notice indicating they will take less)
•	we defer a portion of deliveries under existing contracts for 2011 and 2012
Prices
•	the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 13% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table will be higher.
•	we deliver all volumes that we don’t have contracts for at the spot price for each scenario
Inflation
•	is 2.0% per year
Cameco’s share of production — annual forecast to 2015
We have geographically diversified sources of production. We expect to produce about 125 million pounds of U3O8 over the next five years from the properties listed below. Our strategy is to double our annual production to 40 million pounds by 2018, which we expect will come from our operating properties, development projects and projects under evaluation.

Current forecast
(million lbs U3O8)	2011	2012	2013	2014	2015

McArthur River/Key Lake	13.1	13.1	13.1	13.1	13.1

Rabbit Lake	3.6	3.6	3.6	3.6	3.6

US ISR	2.5	3.1	3.1	3.7	3.8

Inkai	2.7	3.1	3.1	3.1	3.1

Cigar Lake	—	—	1.0	2.0	5.6

Total	21.9	22.9	23.9	25.5	29.2

In 2013, production at McArthur River may be lower as we transition to mining upper zone 4.
In 2010, Inkai received approval in principle to produce 3.9 million pounds per year (100% basis) and is seeking final approval with an amendment to the resource use contract.
Our 2011 and future annual production targets assume Inkai receives the government approvals and support of our partner, Kazatomprom. More specifically, it must:
•	obtain final approval to produce at an annual rate of 3.9 million pounds (our share 2.3 million pounds)
•	obtain the necessary permits and approvals to produce at an annual rate of 5.2 million pounds (our share 3.1 million pounds)
•	ramp up production to an annual rate of 5.2 million pounds this year
We expect Inkai to receive all of the necessary permits and approvals to meet its 2011 and future annual production targets and we anticipate it will be able to ramp up production this year as noted above.
There is no certainty, however, that Inkai will receive these permits or approvals or that it will be able to ramp up production this year. If Inkai does not, or if the permits and approvals are delayed, Inkai may be unable to achieve its 2011 and future annual production targets.

This forecast is forward-looking information. It is based on the assumptions and subject to the material risks discussed on page 15, and specifically on the assumptions and risks listed here. Actual production may be significantly different from this forecast.
Assumptions
•	we achieve our forecast production for each operation, which requires, among other things, that our mining plans succeed, processing plants are available and function as designed, we have sufficient tailings capacity and our mineral reserve estimates are accurate
•	we obtain or maintain the necessary permits and approvals from government authorities
•	our production is not disrupted or reduced as a result of natural phenomena, labour disputes, political risks, blockades or other acts of social activism, shortage or lack of supplies critical to production, equipment failures or other development and operation risks
Material risks that could cause actual results to differ materially
•	we do not achieve forecast production levels for each operation because of a change in our mining plans, processing plants are not available or do not function as designed, lack of tailings capacity or for other reasons
•	we cannot obtain or maintain necessary permits or government approvals
•	natural phenomena, labour disputes, political risks, shortage or lack of supplies critical to production, blockages or other acts of social activism, equipment failures or other development and operation risks disrupt or reduce our production
Fuel services outlook
We expect total production to be between 15 million and 16 million kgU in 2011.
We expect the average realized price for our fuel services products to decline by 2% to 5%, sales volumes to increase by 10% to 15% and revenue to be 5% to 10% higher.
Electricity outlook
We expect the average capacity factor for the four Bruce B reactors to be 89% in 2011, and actual output to be about 2% lower than it was in 2010. The 2011 realized price for electricity is projected to be about 5% to 10% lower than 2010 as BPLP has fewer financial contracts in place for 2011. At December 31, 2010, BPLP had about 7.5 TWh under financial contracts, which is equivalent to about 30% of Bruce B generation at its planned capacity factor. We expect that revenue will decline by 10% to 15% as a result.
We expect the average unit cost (net of cost recoveries) to be 10% to 15% higher in 2011, and total operating costs to rise by about 5% to 10%, mainly due to higher costs for planned outages and maintaining the workforce.

Capital spending

(Cameco’s share in $ millions)	2010 plan		2010 actual	2011 plan

Growth capital
Cigar Lake	111		90	176

Inkai	4		5	9

McArthur River	—		—	14

Millennium	—		—	6

US ISR	—		—	13

Total growth capital	115		95	218

Sustaining capital

McArthur River/Key Lake	220		165	169

US ISR	53		45	38

Rabbit Lake	56		49	85

Inkai	18		5	19

Fuel services	29		20	32

Other	9		8	14

Total sustaining capital	385		292	357

Capitalized interest	52		48	—

Total uranium & fuel services	552	[1]	435	575

Electricity (our 31.6% share of BPLP)	41		35	80

[1]	We updated our 2010 capital cost estimate in the Q2 MD&A to $510 million and in the Q3 MD&A to $475 million.
Capital expenditures were 21% below our 2010 plan mainly as a result of reduced activity at our Saskatchewan uranium operations. We do not expect this reduction in capital expenditures in 2010 will impact our plans to double annual uranium production by 2018. The variance at Cigar Lake was due mainly to the clean-up and remediation of the underground workings taking longer than originally expected and the revision to project schedules as a result of the decision to proceed with surface freezing. The variance at McArthur River was due mainly to a change in the mine development plans and postponement of some capital projects that were not critical to production. The variance at Key Lake was mainly a result of delays in the construction of the acid and oxygen plants and deferring some of the other Key Lake revitalization projects.
We expect total capital expenditures for uranium and fuel services to be 32% higher in 2011, as a result of higher spending for:
•	growth capital at Cigar Lake
•	sustaining capital at Rabbit Lake
For the next several years, we expect our capital expenditures will be similar to 2011.
Sensitivity analysis
At December 31, 2010, every one-cent change in the value of the Canadian dollar versus the US dollar would change our 2010 net earnings by about $9 million (Cdn). This sensitivity is based on an exchange rate of $1.00 (US) for $0.99 (Cdn).

For 2011:
•	a change of $5 (US) per pound in each of the Ux spot price ($73.00 (US) per pound on February 7, 2011) and the Ux long-term price indicator ($73.00 (US) per pound on January 31, 2011) would change revenue by $34 million and net earnings by $26 million.
•	a change of $5 in the electricity spot price would change our 2011 net earnings by $2 million, based on the assumption that the spot price will remain below the floor price provided for under BPLP’s agreement with the Ontario Power Authority (OPA).
Non-GAAP measures
We use adjusted net earnings, a non-GAAP measure, as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our GAAP-based net earnings, adjusted for earnings from discontinued operations and unrealized mark-to-market gains and losses on our financial instruments, which we believe do not reflect underlying performance.
Adjusted net earnings is non-standard supplemental information, and not a substitute for financial information prepared according to GAAP. Other companies may calculate this measure differently. The table below reconciles adjusted net earnings with our net earnings.

	Three months ended		Year ended
	December 31		December 31
($ millions)	2010	2009	2010	2009

Net earnings (GAAP measure)	207	598	515	1,099

Adjustments (after tax)

Earnings from discontinued operations	—	(424)[1]	—	(382)[1]

Unrealized gains on financial instruments	(16)	(4)	(19)	(189)

Adjusted net earnings (non-GAAP measure)	191	170	496	528

[1]	We have changed our method for determining adjusted earnings to exclude all amounts related to our investment in Centerra. Previously, we had included our share of operating income from Centerra in our adjusted earnings measure.
2010 financial results by segment
Uranium

	Three months ended			Year ended
	December 31			December 31
Highlights	2010	2009	change	2010	2009	change

Production volume (million lbs)	6.4	6.7	(4)%	22.8	20.8	10%

Sales volume (million lbs)	9.1	10.0	(9)%	29.6	33.9	(13)%

Average spot price ($US/lb)	58.29	45.96	27%	46.83	46.06	2%

Average realized price
($US/lb)	48.50	40.64	19%	43.63	38.25	14%
($Cdn/lb)	50.10	43.51	15%	45.81	45.12	2%

Average unit cost of sales ($Cdn/lb U3O8) (including DDR)	29.89	30.29	(1)%	28.40	30.59	(7)%

Revenue ($ millions)	461	443	4%	1,374	1,551	(11)%

Gross profit ($ millions)	181	132	37%	503	488	3%

Gross profit (%)	39	30	30%	37	31	19%

Fourth quarter
Production volumes this quarter were 4% lower than in the fourth quarter of 2009 due to lower output at Rabbit Lake.
Uranium revenues were up 4% due to a 15% increase in the realized selling price, partially offset by a 9% decline in sales volumes.
Realized prices were higher due to higher prices under market-related and fixed-price sales contracts.
Total cash cost of sales (excluding DDR) decreased by 12% to $233 million ($25.30 per pound U3O8). This was mainly the result of the following:
•	the 9% decline in sales volume
•	average unit costs for produced uranium were 26% higher
•	average unit costs for purchased uranium were 14% lower due to fewer purchases at spot prices
The net effect was a $49 million increase in gross profit for the quarter.
Full year
Production volumes in 2010 were 10% higher than in 2009 due to higher production at McArthur River/Key Lake and the continued rampup of production at Inkai.
Uranium revenues this year were down 11% compared to 2009, due to a 13% decline in sales volumes.
Sales volumes in 2010 were 13% lower than 2009 due to some customers deferring deliveries under contracts until 2011. In addition, given the discretionary nature of spot market demand and the low level of spot market prices during the first three quarters of 2010, we intentionally reduced our spot market sales for the year.
Our realized prices this year in US dollars were 14% higher than 2009 mainly due to higher prices under fixed-price sales contracts. Our Canadian dollar selling price, however, was only slightly higher than 2009 as it was impacted by a less favourable exchange rate. Our exchange rate averaged $1.05 compared to $1.18 in 2009.
Total cash cost of sales (excluding DDR) decreased by 23% this year, to $699 million ($23.32 per pound U3O8). This was mainly the result of the following:
•	the 13% decline in sales volume
•	average unit costs for produced uranium were 6% lower
•	average unit costs for purchased uranium were 17% lower due to fewer purchases at spot prices
•	a lower proportion of sales of purchased uranium, which carries a higher cash cost
The net effect was a $15 million increase in gross profit for the year.

The following table shows our cash cost of sales per unit (excluding DDR) for produced and purchased material, including royalty charges on produced material, and the quantity of produced and purchased uranium sold.

	Unit cash cost of sale			Quantity sold
Three months ended	($Cdn/lb U3O8)			(million lbs)
December 31	2010	2009	change	2010	2009	change

Produced	22.30	17.73	4.57	5.5	5.1	0.4

Purchased	29.93	34.72	(4.79)	3.6	4.9	(1.3)

Total	25.30	26.19	(0.89)	9.1	10.0	(0.9)

Full year ended
December 31	2010	2009	change	2010	2009	change

Produced	22.45	23.86	(1.41)	20.0	20.9	(0.9)

Purchased	25.11	30.22	(5.11)	9.6	13.0	(3.4)

Total	23.32	26.33	(3.01)	29.6	33.9	(4.3)

Fuel services results
(includes results for UF6, UO2 and fuel fabrication)

	Three months ended			Year ended
	December 31			December 31
Highlights	2010	2009	change	2010	2009	change

Production volume (million lbs)	3.9	3.9	—	15.4	12.3	25%

Sales volume (million lbs)	6.3	6.0	5%	17.0	14.9	14%

Realized price ($Cdn/kgU)	14.59	14.89	(2)%	16.86	17.84	(5)%

Average unit cost of sales ($Cdn/lb U3O8) (including DDR)	12.87	12.43	4%	13.39	14.47	(7)%

Revenue ($ millions)	93	91	2%	301	276	9%

Gross profit ($ millions)	11	13	(15)%	60	50	20%

Gross profit (%)	12	14	(14)%	20	18	11%

Fourth quarter
Total revenue increased by 2% due to a 5% increase in sales volumes.
Our Canadian dollar realized price for UF6 was similar to the prior year but was affected by a less favourable exchange rate. Our exchange rate averaged $1.03 in the fourth quarter compared to $1.06 in 2009.
The total cost of products and services sold (including DDR) increased by 5% ($82 million compared to $78 million in the fourth quarter of 2009) due to the increase in sales volume. The average unit cost of sales was 4% higher due to increased sales of fuel fabrication, which carries a higher unit cost than other fuel services products.
The net effect was a $2 million decrease in gross profit.

Full year
The Port Hope UF6 conversion plant operated for a full year in 2010, increasing production volumes by 25% over 2009. In 2009, the facility was shutdown for the first five months of the year.
Total revenue increased by 9% due to a 14% increase in sales volumes.
Our Canadian dollar realized price for UF6 was affected by a less favourable exchange rate. Our exchange rate averaged $1.05 in 2010 compared to $1.18 in 2009.
The total cost of products and services sold (including DDR) increased by 6% ($241 million compared to $226 million in 2009) due to the increase in sales volume. The average unit cost of sales was 7% lower due to lower costs for purchased material and the return to operational status of the UF6 facility.
The net effect was a $10 million increase in gross profit.
Electricity results
Fourth quarter
Total electricity revenue decreased 7% as higher actual output was offset by a lower realized price. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA, and financial contract revenue. BPLP recognized revenue of $114 million this quarter under its agreement with the OPA, compared to $137 million in the fourth quarter of 2009. The equivalent of about 45% of BPLP’s output was sold under financial contracts this quarter, compared to 54% in the fourth quarter of 2009.
The capacity factor was 91% this quarter, up from 89% in the fourth quarter of 2009. Operating costs were $221 million compared to $218 million in 2009.
The result was an 18% decrease in our share of earnings before taxes.
BPLP distributed $120 million to the partners in the fourth quarter. Our share was $38 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.
Full year
BPLP’s results in 2010 are largely the result of lower revenues, which were 8% lower than 2009 due to a 9% decrease in realized electricity prices. BPLP recognized revenue of $339 million under the agreement with the OPA during the year, compared to $514 million in 2009. The equivalent of about 42% of BPLP’s output was sold under financial contracts in 2010, compared to 57% in 2009.
The capacity factor was 91% in 2010. Operating costs were $930 million this year compared to $905 million in 2009.
The net effect was a decrease in our share of earnings before taxes of 26%.
BPLP distributed $525 million to the partners in 2010. Our share was $166 million.

Operations and development project updates
Uranium — production overview

	Three months ended		Year ended
Cameco’s share	December 31		December 31
(million lbs U3O8)	2010	2009	2010	2009	2010 plan

McArthur River/Key Lake	4.0	4.0	13.9	13.3	13.1

Rabbit Lake	1.3	1.4	3.8	3.8	3.6

Smith Ranch-Highland	0.4	0.5	1.8	1.8	1.8

Crow Butte	0.2	0.2	0.7	0.8	0.7

Inkai	0.5	0.6	2.6	1.1	2.3

Total	6.4	6.7	22.8	20.8	21.5	[1]

[1]	We updated our 2010 plan in our Q3 MD&A to 22 million pounds.
McArthur River/Key Lake
Our share of production for the year was 6% higher than our target of 13.1 million pounds U3O8, and a 5% increase over 2009. In 2009, we also exceeded our production target.
Our strong performance at both McArthur River and Key Lake allowed us to realize benefits under the production flexibility amendments to the McArthur River and Key Lake operating licences.
We developed a second raisebore chamber in zone 2, panel 5. This is expected to improve production efficiency in the future.
In lower zone 4, we completed the transition to this zone and began production during the fourth quarter.
Rabbit Lake
Production this year was the same as in 2009.
We added mineral reserves, extending the estimated mine life by two years to 2017. We have completed surface exploration drilling near the mine and have found new mineralization. In 2012, we are planning to start an underground drilling program to further evaluate this mineralization.
Inkai
Our share of production this year was significantly higher due to successful wellfield performance and the processing of uranium in inventory at the end of 2009. Production was 13% higher than our plan at the beginning of the year due to the completion of the processing facilities and a stable acid supply.
Inkai received state commissioning approval for the main processing plant, allowing full processing of uranium concentrate on site. The plant operated at production rates very close to design capacity for several months due to strong wellfield performance.
Inkai received approval in principle to:
•	increase annual production from blocks 1 and 2 to 3.9 million pounds of U3O8 (100% basis)

•	amend the block 3 licence to provide for a five-year appraisal period to carry out delineation drilling, construction and operation of a test leach facility, and to complete a feasibility study
Inkai is in the process of finalizing the approval process with an amendment to its resource use contract.

Inkai continued delineation drilling throughout the year on block 3 and began planning for engineering and construction of a test plant facility.
Cigar Lake
During 2010, we:
•	completed dewatering the underground development
•	substantially completed clean up, inspection, assessment and securing of the underground development areas
•	we prepared the ground around shaft 2 for freezing in preparation to resume shaft sinking
•	began implementing a surface freeze strategy we expect will shorten the rampup period for the project by bringing forward uranium production into the early years and improve mining costs and project economics
•	increased installed pumping capacity to design standards
•	completed backfilling of the 420 and 465 metre levels
•	resumed underground development in the south end of the mine
•	completed the 2010 surface drilling program
In 2011, we expect to:
•	finish restoring all remaining underground mine systems, infrastructure and underground development areas
•	complete the work to secure the mine
•	resume underground construction
•	complete the sinking of shaft 2
•	complete the surface ore loadout facilities
•	procure additional equipment for the jet boring system
•	work to obtain regulatory approval of the environmental assessment that will allow the release of treated water directly to Seru Bay of Waterbury Lake
•	work to obtain regulatory approval for the Cigar Lake mine plan
Later in 2011, we plan to issue a new technical report for Cigar Lake to reflect developments during 2010, including our decision to proceed with the surface freeze strategy. In the report, we will update our estimates including our capital cost estimate and production rampup schedule.
We continue to target initial production to begin in mid-2013.
Fuel services
Fuel services production totalled 15.4 million kgU in 2010, in line with our target of 15 million to 16 million kgU. Production was 25% higher than in 2009 due to the routine operation of the Port Hope UF6 plant, which did not operate for most of the first half of 2009.

Qualified persons
The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was prepared under the supervision of the following individuals who are qualified persons for the purposes of NI 43-101:
McArthur River/Key Lake
•	Alain G. Mainville, director, mineral resources management, Cameco

•	David Bronkhorst, vice-president, Saskatchewan mining south, Cameco

•	Greg Murdock, technical superintendent, McArthur River, Cameco

•	Lorne D. Schwartz, chief metallurgist, major projects — technical services, Cameco

•	Les Yesnik, general manager, Key Lake, Cameco
Inkai
•	Alain G. Mainville, director, mineral resources management, Cameco
Cigar Lake
•	Alain G. Mainville, director, mineral resources management, Cameco

•	C. Scott Bishop, principal mine engineer, major projects — technical services, Cameco

•	Grant J.H. Goddard, vice-president, Saskatchewan mining north, Cameco

•	Lorne D. Schwartz, chief metallurgist, major projects — technical services, Cameco
About forward-looking information
This document includes statements and information about our expectations for the future.
When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.
Key things to understand about the forward-looking information in this document:
•	It typically includes words and phrases about the future, such as: anticipate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples below).
•	It represents our current views, and can change significantly.
•	It is based on a number of material assumptions, including those we’ve listed below, which may prove to be incorrect.
•	Actual results and events may be significantly different from what we currently expect due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our current annual information form and annual MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.
Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this document
•	outlook for each of our operating segments for 2011 and our consolidated outlook for the year
•	our expectation that existing cash balances and operating cash flows will meet our anticipated capital requirements without the need for significant additional funding
•	our uranium price sensitivity analysis
•	production at our uranium operations from 2011 to 2015 and our target of doubling annual production to 40 million pounds by 2018
•	our 2011 capital spending plan and our expectation that for the next several years capital expenditures will be similar to 2011
•	our expectation that our reduction in capital expenditures in 2010 will not impact our plans to double annual uranium production by 2018
•	our mid-2013 target for initial production from Cigar Lake, the expected benefits of our surface freeze strategy and our 2011 Cigar Lake plans
Material risks
•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor
•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates
•	production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms
•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate
•	we are unable to enforce our legal rights under our existing agreements, permits or licences, or are subject to litigation or arbitration that has an adverse outcome
•	there are defects in, or challenges to, title to our properties
•	our mineral reserve and resource estimates are inaccurate, or we face unexpected or challenging geological, hydrological or mining conditions
•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays
•	we cannot obtain or maintain necessary permits or approvals from government authorities
•	we are affected by political risks in a developing country where we operate
•	we are affected by terrorism, sabotage, blockades, accident or a deterioration in political support for, or demand for, nuclear energy
•	there are changes to government regulations or policies, including tax and trade laws and policies
•	our uranium and conversion suppliers fail to fulfil delivery commitments
•	delay or lack of success in remediating and developing Cigar Lake
•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, tailings dam failures, and other developments and operating risks
Material assumptions
•	sales and purchase volumes and prices for uranium, fuel services and electricity
•	expected production costs
•	expected spot prices and realized prices for uranium, and other factors discussed on page 4, Price sensitivity analysis: uranium
•	tax rates, foreign currency exchange rates and interest rates
•	decommissioning and reclamation expenses
•	mineral reserve and resource estimates
•	the geological, hydrological and other conditions at our mines
•	our Cigar Lake remediation and development plans succeed
•	our ability to continue to supply our products and services in the expected quantities and at the expected times
•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals
•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave in, tailings dam failure, lack of tailings capacity, or other development or operating risks

Quarterly dividend notice
We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on April 15, 2011, to shareholders of record at the close of business on March 31, 2011.
Conference call
We invite you to join our fourth quarter conference call on Monday, February 14, 2011 at 11:00 a.m. Eastern.
The call will be open to all investors and the media. To join the call, please dial (800) 769-8320 or (416) 695-6616 (Canada and US). An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call
•	on post view until midnight, Eastern, Monday, March 14, 2011 by calling (800) 408-3053 or (905) 694-9451 (Passcode 4257148 #)
Additional information
Our 2010 annual management’s discussion and analysis, annual audited financial statements, reconciliation to United States GAAP and annual information form will be available shortly on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.
Profile
We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where we are a limited partner in North America’s largest nuclear electricity generating facility. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.
As used in this news release, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316